Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 4, 2020

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017,

as supplemented by Supplement No. 1 dated June 27, 2018, Supplement No. 2 dated January 4, 2019 and Supplement No. 3 dated December 19, 2019

John Deere Capital Corporation

$500 million 1.200% Senior Notes Due April 6, 2023

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$500 million
Trade Date:	March 4, 2020
Settlement Date (T+3)**:	March 9, 2020
Maturity Date:	April 6, 2023
Benchmark Treasury:	1.375% due February 15, 2023
Benchmark Treasury Yield and Price:	0.678%; 102-01
Spread to Treasury:	53 basis points
Reoffer Yield:	1.208%
Coupon:	1.200%
Coupon Payment Dates:	Semi-annually on April 6 and October 6, commencing on October 6, 2020 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.976% plus accrued interest from March 9, 2020
Gross Spread:	0.150%
Net Proceeds (%):	99.826% plus accrued interest from March 9, 2020
Net Proceeds ($):	$499,130,000 plus accrued interest from March 9, 2020
CUSIP / ISIN:	24422E VE 6 / US24422EVE66
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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